Exhibit 99.3



YOUR VOTE IS IMPORTANT
VOTE BY INTERNET / TELEPHONE
24 HOURS A DAY, 7 DAYS A WEEK

INTERNET		**TELEPHONE** **1-866-205-9018 (toll free)** **1-610-899-0502 (toll)**		**MAIL**
https://www.proxyvotenow.com/acl				
• Go to the Web site address listed above. • **Have your Proxy Card ready.** • Follow the simple instructions that appear on your computer screen.	**OR**	• Use any touch-tone telephone. • **Have your Proxy Card ready.** • Follow the simple recorded instructions. • Toll number to be utilized by shareholders outside of Canada & the U.S.	**OR**	• Mark, sign and date your Proxy Card. • Detach your Proxy Card. • Return your Proxy Card in the postage-paid envelope provided.

USE THE INTERNET OR TELEPHONE TO TRANSMIT YOUR VOTING INSTRUCTIONS UP UNTIL 4:00 PM, EASTERN DAYLIGHT TIME ON APRIL 21, 2004.

IF YOU WILL ATTEND THE ANNUAL MEETING, PLEASE MARK THE APPROPRIATE BOX BELOW, BUT DO NOT COMPLETE THE VOTING SECTIONS.

▼ DETACH PROXY CARD HERE IF YOU ARE NOT VOTING BY TELEPHONE OR INTERNET ▼

This Proxy Card is valid only when signed and dated.

Please Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.

 Votes must be indicated (x) in Black or Blue ink.

Vote On Proposals

	FOR	AGAINST	ABSTAIN
1. Approval of the 2003 Annual Report and Accounts of Alcon, Inc. and the 2003 Consolidated Financial Statements of Alcon, Inc. and Subsidiaries	☐	☐	☐
2. Appropriation of Available Earnings and Proposed Dividend to Shareholders for the Financial Year 2003	☐	☐	☐
3. Discharge of the Members of the Board of Directors	☐	☐	☐
To change your address, please mark this box.	☐		
I will attend this meeting.	☐		

Vote On Proposals

	FOR	AGAINST	ABSTAIN
4. Election to the Board of Directors of			
4a) Werner J. Bauer	☐	☐	☐
4b) Francisco Castañer	☐	☐	☐
4c) Lodewijk J.R. de Vink	☐	☐	☐
5. Election of KPMG Klynveld Peat Marwick Goerdeler SA, Zurich, as Group and Parent Company Auditors	☐	☐	☐
6. Election of Zensor Revisions AG, Zug, as Special Auditors	☐	☐	☐



SCAN LINE

The signature on this Proxy Card should correspond exactly with stockholder's name as printed to the left. In the case of joint tenancies, co-executors, or co-trustees, both should sign. Persons signing as Attorney, Executor, Administrator, Trustee or Guardian should give their full title.

Date	Share Owner sign here	Co-Owner sign here

4434

Admission Card

If you choose to attend the Alcon, Inc. Annual General Meeting in person, please mark the appropriate box on the Proxy Card and return it to Alcon, Inc. in the enclosed postage pre-paid envelope, arriving no later than 4:00 PM, Eastern Daylight Time, April 21, 2004. In addition, present the admission card at the control offices prior to the meeting. If you hold several admission cards, please present all of them for validation at the meeting.

If you appoint Alcon, Inc. or the independent representative as your proxy and if you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the proposals of the Board of Directors. **If you have appointed Alcon, Inc. or the independent representative as a proxy, you may not attend the meeting in person or send a proxy of your choice to the meeting.**

**IF YOU APPOINT A THIRD PARTY AS YOUR PROXY,
PLEASE SIGN AND DATE THE CARD ON THE REVERSE SIDE.**

**You Must Separate This Admission Card
Before Returning the Proxy Card in the Enclosed Envelope.**

ALCON, INC.

PROXY

IMPORTANT NOTE: *If you appoint Alcon, Inc., the independent representative or a third party as your proxy, please sign, date and return this Proxy Card in the enclosed postage pre-paid envelope. Proxies to Alcon, Inc. must arrive no later than April 21, 2004. Proxies for the independent representative must be sent to Alcon, Inc. or directly to the address mentioned below, arriving no later than April 21, 2004.*

☐ The signatory appoints Alcon, Inc. as proxy to vote all shares the signatory is entitled to vote at the Annual General Meeting of Shareholders of Alcon, Inc. on April 27, 2004 on all matters communicated properly before the meeting.

☐ The signatory appoints the independent representative, Ms. Andrea Hodel, Attorney-At-Law, Industriestrasse 13c, CH-6304 Zug, Switzerland, with full rights of substitution, to vote all shares the signatory is entitled to vote at the Annual General Meeting of Shareholders of Alcon, Inc. on April 27, 2004 on all matters communicated properly before the meeting.

☐ The signatory appoints the following person as proxy to vote all shares the signatory is entitled to vote at the Annual General meeting of Shareholders of Alcon, Inc. on April 27, 2004 on all matters communicated properly before the meeting.

______________________________ Full Name / Corporate Name

______________________________ Full Address

To include any comments, please mark this box. ☐

ALCON, INC.
c/o THE BANK OF NEW YORK
P.O. BOX 11281
NEW YORK, NY 10203-0281

IMPORTANT NOTE: SHAREHOLDERS WHO HAVE SOLD THEIR SHARES BEFORE THE MEETING DATE ARE NOT ENTITLED TO VOTE OR PARTICIPATE IN THE MEETING.

Continued on the reverse side. Must be signed and dated on the reverse side.